July 23, 2013

VIA EDGAR

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust

File Nos. 333-132380 and 811-21864

Dear Mr. Bartz:

On behalf of our client, WisdomTree Trust (the “Trust”), we are providing two amended responses to our previous response letter filed on May 20, 2013 addressing comments we received orally on April 22, 2013 regarding the Trust’s Post-Effective Amendment No. 152 (“PEA No. 152”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on March 6, 2013 for the purpose of registering shares of the WisdomTree U.S. SmallCap Dividend Growth Fund (the “Fund”). The two Staff comments and the Trust’s amended responses are set forth below. Disclosure changes in response to Staff comments will be made in the next Post-Effective Amendment to the Trust’s registration statement filed on behalf of this Fund. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please include the Fund’s Rule 35d-1 80% investment policy in the “Principal Investment Strategies of the Fund” section.

Response: We respectfully decline to include the requested disclosure in the “Principal Investment Strategies of the Fund” section.

The release adopting Rule 35d-1 states that the Division of Investment Management, in determining whether a particular name is misleading, “will consider whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments…” and that “Index funds, for example, generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index.”

The “Principal Investment Strategies of the Fund” section of the Prospectus, as revised, states “[u]nder normal circumstances, at least 80% of the Fund’s total assets (exclusive of collateral held from securities lending) will be invested in component securities of its underlying Index and investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities.” We believe that this is an appropriate and adequate summary of the disclosure in the

Mr. Ed Bartz

July 23, 2013

“Additional Information about the Fund” section of the Prospectus, as revised, which states “[t]he Fund will normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the types of investments suggested by its name.”

While the Trust believes its current disclosure meets the requirements of Rule 35d-1, it has nonetheless incorporated certain revisions to the “Additional Information about the Fund” section, which are intended to more closely align the disclosures related to the Trust’s investment requirements pursuant to its exemptive relief as an index-based ETF and Rule 35d-1 as interpreted to apply to index-based funds, as set forth below:

The Fund will normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the types of investments suggested by its name (i.e., investments connoted by its Index). The Fund anticipates meeting this policy because, under normal circumstances, at least 80% of the Fund’s total assets (exclusive of collateral held from securities lending) will be invested in component securities of its underlying Index and investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities.

2.      Comment: The Staff notes disclosure related to Fund payments to broker-dealers or other financial intermediaries is included in the Statement of Additional Information, but does not appear in the prospectus per Item 8 of Form N-1A. Please include the disclosure required by Item 8 of Form N-1A in the Fund’s prospectus.

Response: Disclosure will be added in response to Item 8 of Form N-1A.

* * * * *

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC Staff comments or changes to disclosure in response to Staff comments on the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6133.

Mr. Ed Bartz July 23, 2013 Page 3 Sincerely,
/s/ Beau Yanoshik

Beau Yanoshik

cc:	W. John McGuire, Esq.
Ryan Louvar, Esq.
Kathleen Long, Esq.
K. Michael Carlton, Esq.